Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-181470

May 7, 2013

iStar Financial Inc.

Pricing Term Sheet

$265,000,000 3.875% Senior Notes due 2016

$300,000,000 4.875% Senior Notes due 2018

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated May 7, 2013 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

3.875% Senior Notes due 2016

Issuer:	iStar Financial Inc.

Title of Security:	3.875% Senior Notes due 2016

Ranking:	Senior unsecured notes

Size:	$265,000,000

Gross proceeds:	$265,000,000

Net proceeds (before expenses):	$259,700,000

Maturity:	July 1, 2016

Coupon:	3.875%

Public offering price:	100%, plus accrued and unpaid interest from May 10, 2013

Yield to maturity:	3.875%

Spread to Benchmark Treasury:	+353 basis points

Benchmark Treasury:	UST 0.250% due 04/15/2016

Interest Payment Dates:	Semi-annually on January 1 and July 1, commencing January 1, 2014

Record Dates:	December 15 and June 15

Equity Clawback:	Up to 35% at 103.875% prior to April 1, 2016

Optional Redemption:	Make-whole call @ T+50 bps prior to April 1, 2016.
On or after April 1, 2016: 100.00%

Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	May 7, 2013

Settlement Date:	T+3; May 10, 2013

Distribution:	SEC registered

CUSIP:	45031U BS9

ISIN:	US45031UBS96

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC

Use of Proceeds:

The company will use a portion of the net proceeds from the offering of the 3.875% Senior Notes due 2016 and the 4.875% Senior Notes due 2018 to redeem the remaining $96.8 million aggregate principal amount of its 8.625% Senior Notes due 2013 and the remainder of the net proceeds, together with cash on hand, to redeem the remaining $448.6 million aggregate principal amount of its 5.95% Senior Notes due 2013.

In addition to the 3.875% Senior Notes due 2016, the company has agreed to issue an additional series of Senior Notes, its 4.875% Senior Notes due 2018, the terms of which are summarized below.

4.875% Senior Notes due 2018

Issuer:	iStar Financial Inc.

Title of Security:	4.875% Senior Notes due 2018

Ranking:	Senior unsecured notes

Size:	$300,000,000

Gross proceeds:	$300,000,000

Net proceeds (before expenses):	$294,000,000

Maturity:	July 1, 2018

Coupon:	4.875%

Public offering price:	100%, plus accrued and unpaid interest from May 10, 2013.

Yield to maturity:	4.875%

Spread to Benchmark Treasury:	+413 basis points

Benchmark Treasury:	UST 0.625% due 04/30/2018

Interest Payment Dates:	Semi-annually on January 1 and July 1, commencing January 1, 2014

Record Dates:	December 15 and June 15

Equity Clawback:	Up to 35% at 104.875% prior to July 1, 2016

Optional Redemption:	Make-whole call @ T+50 bps prior to July 1, 2016.
	On or after:	Price:
	July 1, 2016	102.438%
	April 1, 2017	101.219%
January 1, 2018
	and thereafter	100.000%

Change of Control Triggering Event:

If a Change of Control Triggering Event occurs, each holder will have the right to require that the company purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	May 7, 2013

Settlement Date:	T+3; May 10, 2013

Distribution:	SEC registered

CUSIP:	45031U BT7

ISIN:	US45031UBT79

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC

Use of Proceeds:

The company will use a portion of the net proceeds from the offering of the 3.875% Senior Notes due 2016 and the 4.875% Senior Notes due 2018 to redeem the remaining $96.8 million aggregate principal amount of its 8.625% Senior Notes due 2013 and the remainder of the net proceeds, together with cash on hand, to redeem the remaining $448.6 million aggregate principal amount of its 5.95% Senior Notes due 2013.

The 3.875% Senior Notes due 2016 and the 4.875% Senior Notes due 2018 will be issued under the same indenture.  Except as described above, the same terms and conditions described in the Preliminary Prospectus will apply to the 4.875% Senior Notes due 2018 as separately apply to the 3.875% Senior Notes due 2016.  The 3.875% Senior Notes due 2016 and the 4.875% Senior Notes due 2018 will be separate series of notes, including for purposes of, among other things, payments of principal and interest, events of default, legal defeasance, covenant defeasance, satisfaction and discharge and amendments to the Indenture and applicable series of notes.  The notes of each series will be treated as a single class for all purposes under the Indenture, including with respect to waivers, amendments, redemptions and offers to purchase.

Additional Changes from Preliminary Prospectus:

In addition to the pricing information set forth above, the Preliminary Prospectus will be updated to reflect the issuance of the 4.875% Senior Notes due 2018 in addition to the 3.875% Senior Notes due 2016.  Consequently, the table under the heading “Capitalization” is deemed deleted and replaced with the following:

	As of March 31, 2013
	Actual	As Adjusted
	(in thousands)
Secured credit facilities:(1)
2012 Tranche A-1 Facility due 2016	$60,309	$60,309
2012 Tranche A-2 Facility due 2017	470,000	470,000
2013 Facility due 2017	1,673,414	1,673,414
Term loans:
Term loan collateralized by net lease assets	263,489	263,489
Unsecured notes:
8.625% Senior Notes due 2013	96,801	—
5.95% Senior Notes due 2013	448,453	—
5.70% Senior Notes due 2014	200,601	200,601
6.05% Senior Notes due 2015	105,765	105,765
5.875% Senior Notes due 2016	261,403	261,403
3.0% Convertible Senior Notes due 2016	200,000	200,000
5.85% Senior Notes due 2017	99,722	99,722
9.0% Senior Notes due 2017	275,000	275,000
7.125% Senior Notes due 2018	300,000	300,000
3.875% Senior Notes due 2016	—	265,000
4.875% Senior Notes due 2018	—	300,000
Other debt obligations:
Trust preferred securities	100,000	100,000
Total debt obligations	$4,554,957	$4,574,703

(1)         The due dates of the secured credit facilities reflect their scheduled maturity dates.

Clause (1) of the definition of “Permitted Indebtedness” will be revised to reference both the 3.875% Senior Notes due 2016 to be issued on May 10, 2013 and the 4.875% Senior Notes due 2018 to be issued on May 10, 2013.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Merrill Lynch	1-800-294-1322 (toll free)

Barclays Capital Inc.	1-888-603-5847 (toll free)

J.P. Morgan Securities LLC	1-800-245-8812 (toll free)

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